Exhibit 99.1

Nyxoah Announces Partnership with ResMed in Germany

September 28, 2023

Nyxoah Announces Partnership with ResMed in Germany

Creates a continuum of care in the German obstructive sleep apnea market

Mont-Saint-Guibert, Belgium – September 28, 2023, 10:30pm CET / 4:30pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced that the Company has entered into a partnership with ResMed Germany to increase OSA awareness and therapy penetration in the German market.

Nyxoah and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy. The companies will collaborate on:

• OSA helplines and direct-to-consumer marketing initiatives

• Sales and marketing efforts targeting ENTs and sleep physicians

• Patient and clinician educational programs and symposiums

“We are thrilled to partner with ResMed Germany, as it strengthens further our patient-first approach to treating obstructive sleep apnea. OSA reduces quality of life and can result in other serious medical conditions, such as cardiovascular disease, and type 2 diabetes. Together, ResMed Germany and Nyxoah will heighten awareness of OSA and increase therapy penetration,” commented Olivier Taelman, Nyxoah’s Chief Executive Officer. “The OSA ecosystem created by this partnership will guide patients from diagnosis to the right treatment for them, whether that is a mandibular device, continuous positive airway pressure (CPAP), or hypoglossal nerve stimulation (HGNS).”

"It is our joint goal to enable more patients to receive effective, personalized therapy,” said Katrin Pucknat, President, ResMed Germany. “Over 95 percent of patients in Germany suffering from sleep apnea are not diagnosed or treated. In addition, there are patients who have problems with their therapy and just stop it without considering an alternative. The partnership with Nyxoah will enable us to broaden the education around therapy options and empower patients to benefit from improved health outcomes.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and U.S. commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company's or, as appropriate, the Company directors' or managements' current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 22, 2023, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

David DeMartino, Chief Strategy Officer

david.demartino@nyxoah.com

+1 310 310 1313

Attachment

• ENGLISH_Nyxoah - RMD Parternship